Exhibit 19
Papa John’s International, Inc.
Insider Trading Compliance Policy
Updated: December 6, 2023

As an employee or director of Papa John’s International, Inc., or its subsidiaries (collectively, the “Company”), you may come into possession of “material” information about the Company that generally is not available to the investing public – sometimes referred to as “material nonpublic information.” The Company has adopted this Policy to help ensure compliance by you with your obligations under the U.S. federal securities laws, with respect to the use or disclosure of such information.

In summary, as an employee or director of the Company, you must maintain the confidentiality of all material nonpublic information, and may not use it in connection with the purchase or sale of securities of the Company or any other entity to which the information relates. Please read the Policy closely and direct any questions you may have to the Chief Legal Officer or Assistant General Counsel.

A.MATERIAL NONPUBLIC INFORMATION

1.Reasons for Maintaining Confidentiality. The U.S. federal securities laws strictly prohibit any person who obtains material nonpublic information from using such information in connection with the purchase or sale of securities. Congress enacted this prohibition because the integrity of the securities markets would be seriously undermined if the deck were stacked against persons not privy to such information. There is, in addition, the ethical concern that arises from taking advantage of another person through the use of such information. Finally, there is the important fact that our ability to conduct business would be greatly harmed if we did not maintain the confidentiality of material nonpublic information.

2.What is Material Information? Information generally is considered “material” if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, sell or hold the securities of the Company. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Examples of material information include, but are not limited to, the following:

•the Company’s revenues or earnings, including financial projections, budgets, or liquidity;
•the system’s comparable sales, system-wide sales or transactions;
•a pending “change in control,” via a merger, acquisition or otherwise, or a significant change in management of the Company or its board of directors;

•the public or private sale of a significant amount of additional securities of the Company;
•bank borrowings or other financing transactions outside the ordinary course of business;
•the Company entering into a joint venture agreement or a new major supply agreement;
•a change in the dividend or declaration of a stock split;
•positive or negative regulatory or other governmental developments;
•significant intellectual property developments;
•the establishment of, or increase in, a program to repurchase securities of the Company;
•significant pending or threatened litigation or government inquiries or investigations, or the resolution of such litigation, inquiry or investigation;
•impending bankruptcy or the existence of severe liquidity problems;
•significant actual or potential cybersecurity incidents (e.g., a data breach or any other significant disruption in the Company’s operations, or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure); or
•the imposition of a restriction on trading in the Company’s securities or the extension or termination of such restriction.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. If you are unsure whether information of which you are aware is material or nonpublic, please contact the Company’s Chief Legal Officer or Assistant General Counsel. When doubt exists, the information involved should be presumed to be material.

3.When is Information Considered Public? Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through a press release, publication in a widely-available newspaper, magazine or news website, a Dow Jones “broad tape,” newswire services or public disclosure documents filed with the Securities and Exchange Commission that are available on the SEC’s website (such as Form 8-K, Form 10-Q and Form 10-K). By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees or directors, or if it is only available to a select group of persons, such as analysts, brokers and institutional investors. In addition, please be aware that disclosure on the Company’s website, by itself, may not be considered wide dissemination depending on the circumstances.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule,

information should not be considered fully absorbed by the marketplace until at least one full trading day has elapsed after the information is released. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

4.Safeguarding Material Information. During any period in which material information relating to the business or affairs of the Company is unavailable (or has not been made available) to the general public, it must be kept in strict confidence. Accordingly, such information should be discussed only with persons who have a “need to know,” and should be confined to as small a group as possible. The utmost care and caution must be exercised at all times. Thus, conversations in public places, such as elevators, restaurants and airplanes, should be limited to matters that do not involve information of a sensitive or confidential nature.

5.Necessity for Authorized Release. To ensure that Company confidences are protected to the maximum extent possible, no individuals, other than specifically authorized personnel, may release material information to the public, or respond to inquiries from the media, analysts or others outside the Company.

6.Liability and Consequences. The penalties under the securities laws for violating the insider trading provisions are severe. The SEC has the authority to seek and obtain monetary penalties of up to three times the profit obtained, or loss avoided, by the trade, and criminal penalties (including prison terms of up to 20 years). Violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities and foreign jurisdictions. These penalties and punishments also apply to those who reveal confidential information to others who then trade on the basis of that information. Moreover, there may be adverse consequences for the Company and its management if action is not taken to prevent insider trading violations by persons under their control. Given the extremely serious nature of any violation of the insider trading provisions, any person found to have committed such a violation may be subject to disciplinary action, up to and including dismissal, and to possible claims for any damages sustained by the Company as a result of the person’s unlawful activities.

7.All Company Personnel Are Bound by the Company’s Policy Regarding Insider Trading. All Company directors, employees and related personnel (including at Company subsidiaries or affiliate companies) are bound by this Policy on Insider Trading Compliance and other Company policies regarding the preservation of confidential information. This Policy continues to apply to your transactions in Company securities even after you leave employment or other service with the Company if, at the time of your termination of employment or service, you are aware of material nonpublic information. In that circumstance, you may not trade in Company securities until the information becomes public or is no longer material. You should remember that you bear the ultimate responsibility for ensuring you do not violate this Policy or the U.S. Securities laws relating to insider trading.

B.RESTRICTIONS ON TRADING AND TIPPING

The U.S. securities laws strictly prohibit the misuse of material nonpublic information for trading purposes, and place responsibility on the Company and its management to take steps to prevent illegal insider trading. In light of its responsibilities under the U.S. securities laws, the Company has adopted the following policies regarding your trading in Company securities.

1.Restrictions Applicable to all Employees. You may not buy or sell securities of the Company while in possession of material nonpublic information regarding the Company.

Neither you nor any person affiliated with you or whose transactions in the Company’s securities may be influenced by you (including family members, friends, trusts and business entities with which you are affiliated) may buy or sell securities or engage in any other action to take advantage of, or pass on to others, this type of information. This prohibition extends not only to transactions involving the Company’s securities but also to transactions involving securities of other entities with which the Company has a relationship, or a proposed relationship.

2.Additional Restrictions for Directors and Certain Employees. Except in certain limited circumstances, if you are a director, Section 16 officer, or other officer of the Company at the level of “vice president” or above, in addition to the provisions of paragraph B.1. above, you may trade the Company’s securities only during quarterly open trading windows, i.e. the period beginning on the second full business day following the public release of the Company’s quarterly or annual financial results and ending three weeks prior to the end of the fiscal quarter. If you are a director or Section 16 officer, you may then trade only after obtaining preclearance from the Chief Legal Officer or Assistant General Counsel. Trading during any other time by you or any person affiliated with you (including family members, trusts, friends and business entities with which you are affiliated) is strictly prohibited. Because someone in your position may receive material nonpublic information about the Company, confining your trading in the Company’s securities to these “trading windows” will help ensure that trading is not based on material information that is not available to the public.

The Company requires that any director or Section 16 officer (and, in certain circumstances, other “key employees” who have been so designated by the Chief Executive Officer) pre-clear any proposed purchase or sale of securities of the Company and any other reportable transaction (virtually any change in your ownership in Company stock including grants of stock options and restricted shares, option exercises, Company stock transactions in the 401(k) and Deferred Compensation Plans, and gifts) by providing the Chief Legal Officer or Assistant General Counsel notice of such proposed transaction prior to engaging in such transaction. If you are included within one of these categories, you will be specifically notified by the Chief Legal Officer and will remain in such category until further notification.

When a request for pre-clearance is made, the director, Section 16 officer or other “key employee” should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Chief Legal Officer or Assistant General Counsel. Pre-clearance approvals will go “stale” if more than three business days have lapsed before the transaction is executed or if the requesting person obtains material nonpublic information prior to executing the transaction and will then need to seek a new pre-clearance. If an individual seeks pre-clearance and permission to engage in the transaction is denied, then he or she must refrain from initiating any transaction in Company’s securities, and should not inform any other person of the restriction.

The only instances in which such individuals may trade outside of a trading window are those in which (1) the transaction is with the Company, or (2) the transaction is pursuant to an approved pre-planned trading program that complies with the requirements set forth in Section C below.

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, all persons with knowledge may not trade in the Company’s securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Chief Legal Officer, designated persons should refrain from trading in Company Securities even during an open trading window. In these situations, the Chief Legal Officer or Assistant General Counsel may notify these persons that they may not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a trading restriction period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Chief Legal Officer or Assistant General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information.

3.Prohibition Against “Tipping” Others to Material Nonpublic Information. You may not communicate material nonpublic information to other persons prior to its public disclosure and dissemination (also known as “tipping”). In order to avoid “tipping” material nonpublic information to others in violation of the law, you should exercise care both when speaking with other Company personnel who do not have a “need to know,” and when communicating with family, friends and other persons not associated with the Company. You may not make recommendations about buying or selling the securities of the Company or other entities with which it has a relationship (or a proposed relationship) when in possession of material nonpublic information. Because any statement you make in an Internet chat room, blog, or other social media regarding the Company may be seen as a recommendation to buy or sell the Company’s securities, the Company’s policy is that no directors, officers or employees of the Company should participate in Internet chat rooms, blogs or other social media that relate to the Company’s securities.

C.EMPLOYEE BENEFIT PLAN AND WRITTEN TRADING PLANS TRANSACTIONS

As discussed in section B.2. above, notwithstanding the prohibitions in this Policy, you may trade while in possession of material nonpublic information about the Company if the trade is made (1) in a transaction solely with the Company (as in an option exercise) or (2) pursuant to a written plan pre-cleared in advance by the Chief Legal Officer or Assistant General Counsel (a “Trading Plan”) and such Trading Plan meets all of the requirements and applicable rules and regulations promulgated by the SEC, including Rule 10b5-1 under the Exchange Act, and any applicable state securities laws.

A Trading Plan must be submitted to the Chief Legal Officer or Assistant General Counsel for pre-clearance and signed by you during one of the “trading windows” referred to in paragraph B.2 above, and when you are not aware of material nonpublic information about the Company. In order to be pre-cleared, a Trading Plan must specify the following information:

•the amount, price and date you intend to purchase or sell Company securities;
•a written formula or algorithm for determining amounts, prices and dates to purchase or sell Company securities; or
•a provision that grants to another person outside the Company the power to make purchase and sale decisions and that does not permit you to exercise any subsequent influence over how, when or whether to effect purchases or sales of Company securities.

In addition, a Trading Plan must comply with and be operated in accordance with the conditions of Rule 10b5-1, including the following:

•trades under the Trading Plan may not commence until expiration of the “cooling-off period” set forth in Rule 10b5-1;
•the Trading Plan must include representations that (i) the person is not aware of material nonpublic information about the Company or its securities; and (ii) the person is adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5; and
•no person may have more than one Trading Plan outstanding at any given time, unless otherwise permitted by the limited exceptions of Rule 10b5-1 (such as plans relating to “sell to cover” arrangements intended to satisfy tax withholding obligations upon the vesting of equity awards).

Directors, and employees must have any new or amended Trading Plan or any decision to terminate a Trading Plan pre-approved by the Chief Legal Officer or the Assistant General Counsel. No further pre-approval of transactions conducted pursuant to the Trading Plan is required.

If you submit a plan that is pre-cleared and implemented, your trading activities must not deviate from that plan, unless your deviations are in compliance with a modification to the plan made as described above, and you may not enter into any sort of corresponding or hedging positions with respect to the securities subject to the Trading Plan.

Periodic contributions to the Company stock fund of our 401(k) or Deferred Compensation Plan are not prohibited by policy, but changing Company stock elections and fund-switching are subject to this policy and require preclearance if engaged in by Section 16 persons.

D.DERIVATIVES AND OTHER TRANSACTIONS

The Company considers it improper and inappropriate for you to engage in short-term or speculative transactions in Company securities. The Company has therefore adopted the policy that you may not engage in any of the following transactions:

1.Short Sales. Short sales of Company securities evidence an expectation on your part that the Company securities will decline in value, and therefore signal to the market a lack of confidence in the Company and its short-term prospects. In addition, short sales may reduce your incentive to improve the Company’s performance. For these reasons, short sales of Company securities are prohibited by this Policy.

2.Publicly Traded Options. A transaction in options is, in effect, a bet on the short- term movement of the Company’s stock and therefore creates the appearance that you are trading based on material nonpublic information. Transactions in options also may focus your attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

3.Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities. Thus, employees, officers and directors are prohibited from pledging Company securities as collateral for a loan. Additionally, shares of Company stock may not be held in a margin account.

4.Hedging Transactions. Hedging transactions are designed to, or have the effect of hedging or offsetting a decrease in the value of the Company’s securities. These transactions may include the use of financial instruments such as prepaid variable forwards, equity swaps, collars, exchange funds and similar transactions. Such transactions may result in the holder no longer having the same objectives or interests as the Company's other shareholders. For these reasons, hedging transactions are prohibited by this Policy.

Thank you for your compliance with this Policy. Again, please direct any questions regarding the Policy to the Chief Legal Officer or Assistant General Counsel.